UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One):

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from________to________

Commission file number 1-8029

A.	The Ryland Group, Inc. Retirement Savings Opportunity Plan

B.	The Ryland Group, Inc. 24025 Park Sorrento, Suite 400 Calabasas, CA 91302

REPORT OF INDEPENDENT AUDITORS
SIGNATURES
INDEX OF EXHIBITS
EXHIBIT 23

THE RYLAND GROUP, INC.
RETIREMENT SAVINGS OPPORTUNITY PLAN
Information Required by Form 11-K

INDEX

Page Number(s)

Report of Independent Auditors	1

Item 4. Audited Financial Statements and Schedule prepared in accordance with ERISA	2-8

Signatures	9

Index of Exhibits	10

THE RYLAND GROUP, INC. RETIREMENT SAVINGS OPPORTUNITY PLAN
REPORT OF INDEPENDENT AUDITORS

EMPLOYEE BENEFITS COMMITTEE
THE RYLAND GROUP, INC.

We have audited the accompanying statements of net assets available for benefits of The Ryland Group, Inc. Retirement Savings Opportunity Plan as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2001 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP

ERNST & YOUNG LLP
Los Angeles, California
May 22, 2002

THE RYLAND GROUP, INC. RETIREMENT SAVINGS OPPORTUNITY PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	December 31,	December 31,
	2001	2000

Accrued interest and dividends	$—	$162,953
Investments at fair value
Short-term investments	6,835,795	4,640,449
Common stock of The Ryland Group, Inc.	14,917,204	—
Preferred stock of The Ryland Group, Inc.	—	12,796,402
Mutual funds	62,207,955	59,428,706
Loans to participants	1,224,981	1,269,831

Total investments	85,185,935	78,135,388

NET ASSETS AVAILABLE FOR BENEFITS	$85,185,935	$78,298,341

See Notes to Financial Statements.

THE RYLAND GROUP, INC. RETIREMENT SAVINGS OPPORTUNITY PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended	Year Ended
	December 31,	December 31,
	2001	2000

ADDITIONS
Contributions
Employer	$5,316,828	$4,618,974
Participants	7,745,473	6,872,657
Rollovers	554,092	1,013,605

Total contributions	13,616,393	12,505,236
Interest
Participant loans	107,060	113,197
Dividends
The Ryland Group, Inc.
Preferred stock	308,380	694,264
Mutual funds	1,741,010	7,793,832

Total dividends	2,049,390	8,488,096

TOTAL ADDITIONS	15,772,843	21,106,529
DEDUCTIONS
Benefit payments to participants	8,214,548	11,097,835

TOTAL DEDUCTIONS	8,214,548	11,097,835
Net realized and unrealized depreciation in fair value of investments	(670,701)	(7,534,671)

Increase in net assets available for benefits	6,887,594	2,474,023
Net assets available for benefits at beginning of year	78,298,341	75,824,318

NET ASSETS AVAILABLE FOR BENEFITS AT END OF YEAR	$85,185,935	$78,298,341

See Notes to Financial Statements.

THE RYLAND GROUP, INC. RETIREMENT SAVINGS OPPORTUNITY PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE A: SIGNIFICANT ACCOUNTING POLICIES

The financial statements of The Ryland Group, Inc. Retirement Savings Opportunity Plan (“the Plan” or “the RSOP”, previously known as “The Ryland Group, Inc. Retirement and Stock Ownership Plan”) are prepared on the accrual basis of accounting.

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

The Plan’s investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represents the net asset value of shares held by the Plan at year-end. The common stock of The Ryland Group, Inc. (the “Company”) is valued at the quoted market price at year-end. The preferred stock of the Company was valued monthly by an independent appraiser with a minimum value of $25.25. Units of the Vanguard Savings Trust are valued at net asset value at year-end. Participant loans are valued at their outstanding balance, which approximates fair value.

The change in the difference between current fair value and the cost of investments is reflected in the statement of changes in net assets available for benefits as net realized and unrealized appreciation or depreciation in fair value of investments.

Purchases and sales of investments are recorded on a trade-date basis. The net realized gain or loss on sale of investments reflects the difference between the proceeds received and the cost of the specific investment shares sold (see also Note D) and is reflected in the statement of changes in net assets available for benefits in net realized and unrealized (depreciation) appreciation in fair value of investments. Expenses relating to the purchase or sale of investments are added to their cost or deducted from their proceeds.

The Company pays all administrative expenses incurred by the Plan. The Plan accounts for benefits due but unpaid as a component of net assets available for benefits. There were no material benefits due but unpaid at December 31, 2001 and 2000.

NOTE B: DESCRIPTION OF THE PLAN

General

The RSOP was established on August 16, 1989. The Plan was originally designed to be an employee stock ownership plan with a deferred compensation and profit sharing arrangement. The current Plan permits deferral of a portion of participants’ pretax income pursuant to Section 401(k) of the Internal Revenue Code. Participant contributions into the Plan are combined with Company contributions, which are allocated to participants as a match of their pretax deferrals, with matches limited to the first six percent (6%) of the eligible participants’ compensation that is deferred. The Plan is subject to the Employee Retirement Income Security Act of 1974.

Employee Eligibility

All full-time employees are eligible to participate in the Plan following 30 days of employment. Effective November 15, 1999, part-time employees scheduled to work 20 hours or more per week are eligible to participate in the Plan following 30 days of employment.

Each eligible participant can elect to contribute on a pretax basis, through a system of payroll deductions, any whole number percentage, from one percent (1%) to nineteen percent (19%), of the eligible participant’s compensation. In accordance with Internal Revenue Service regulations, no employee can contribute more than $10,500 to the Plan for the 2001 and 2000 calendar years. The Plan offers the participants several investment options for their contributions.

THE RYLAND GROUP, INC. RETIREMENT SAVINGS OPPORTUNITY PLAN
NOTES TO FINANCIAL STATEMENTS

Company Contributions

As of January 1, 1994, the RSOP was amended to allow the Company to make both matching and discretionary contributions in the form of preferred shares, cash or a combination of both. In instances where cash was all or part of the Company’s contribution, it was divided among the current investment funds based on each participant’s current investment fund option selections. In instances where both preferred shares and cash were contributed to participant accounts, all participants received a prorata portion of each. Beginning January 1, 1998, participants no longer received preferred stock in connection with Company matching contributions to their accounts. The Company made no discretionary contributions for the years ended December 31, 2001 and 2000.

Vesting

Participants’ contributions are fully vested at all times. Beginning in 2001, the Plan provides for vesting of Company contributions of 33% after one year of service and 33% additional vesting for each year thereafter until the third year, at which time the participants are 100% vested. Prior to 2001, the Plan provided for vesting of Company contributions of 20% after one year of service and 20% additional vesting for each year thereafter until the fifth year, at which time the participants were 100% vested. Participants are automatically vested upon death, disability or retirement as defined in the Plan.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate of prime plus one percent. Principal and interest is paid ratably through payroll deductions.

Other

The Company expects and intends to continue the Plan but reserves the right to amend, suspend or terminate the Plan at any time. If the Company terminates the Plan, each participant will become fully vested in all of his or her accounts under the Plan and will be entitled to a distribution of such accounts in accordance with the terms of the Plan.

Earnings on investments, net gains or losses on sales of investments and unrealized appreciation or depreciation in fair value of investments are allocated to individual participant accounts based on a ratio of the individual’s account balance to the total fund balance.

NOTE C: COMPANY STOCK

On August 31, 1989, the Company sold 1,267,327 shares of non-transferable convertible preferred stock, par value $1.00, to the Plan for $31.5625 per share, or an aggregate purchase price of approximately $40,000,000. Each share of preferred stock received a quarterly dividend of $0.55. During 2001 and 2000, the Company paid $308,000 and $694,000, respectively, in dividends on the preferred stock. Each share of preferred stock entitled the holder to a number of votes equal to the shares into which the stock was convertible, and preferred stockholders voted together with common stockholders on all matters. The conversion and voting rights of the preferred stock were subject to anti-dilution adjustments.

During September 2001, Ryland called and redeemed all of its outstanding preferred stock, which was held with the Plan. At the election of each individual preferred stockholder and in accordance with the terms of the preferred stock, each share of preferred stock was either purchased at a per share price of $31.5625 or converted into one share of Ryland common stock. A total of 252,787 shares of preferred stock were converted into an equivalent number of shares of common stock. There were no preferred shares outstanding at December 31, 2001. At December 31, 2000, 295,018 preferred shares were outstanding.

During 2001, each share of common stock received a quarterly dividend of $0.04. There were 203,200 common shares outstanding at December 31, 2001. There were no common shares outstanding at December 31, 2000.

THE RYLAND GROUP, INC. RETIREMENT SAVINGS OPPORTUNITY PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE D: DISTRIBUTIONS

A participant who terminates employment with the Company by reason of a separation from service, death, disability or retirement will be paid the current value of his/her contributions to the Plan, plus the vested portion of his/her account, if any, attributable to Company contributions. Distributions from a participant’s vested portion of his/her common stock account will be made at the participant’s election either in cash or whole shares of common stock of the Company. If the participant elects to receive cash, the Trustee will sell the shares of common stock on the open market and distribute to the participant the cash proceeds.

Distributions from a participant’s vested portion of his/her convertible preferred stock account were made at the participant’s election either in cash or whole shares of common stock of the Company. If the participant elected to receive common stock upon distribution of the vested portion of his/her preferred stock account, the Trustee would convert each share of preferred stock held in the participant’s convertible preferred stock account into one share of common stock. The participant would receive from the Company an additional cash contribution to cover any differential between the current common stock price and the appraised value of the preferred stock. The Trustee would use the cash to acquire (on the open market) additional shares of common stock and then would distribute to the participant the total number of shares of common stock that were acquired. If the participant elected to receive cash, the Trustee would convert each share of preferred stock into the number of shares of common stock into which such preferred stock is convertible, and would receive in cash from the Company any differential between the current common stock price and the appraised value of the preferred stock. The Trustee would then sell the shares of common stock on the open market and would distribute to the participant the cash proceeds plus the differential contribution made by the Company.

The non-vested portion of the Company’s contributions credited to the terminating participant is forfeited immediately. All forfeitures are used to reduce future matching contributions required from the Company.

The cash received by the Trustee from the Company to fund any differential between the current market price of the Company’s common stock and the appraised value of the preferred shares is recorded as an employer contribution in the Statement of Changes in Net Assets Available for Benefits. This cash is not included in the computation of the realized gain or loss from the converted preferred shares.

THE RYLAND GROUP, INC. RETIREMENT SAVINGS OPPORTUNITY PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE E: INVESTMENTS

During 2001 and 2000 the Plan’s investments (including investments bought and sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

	Year Ended December 31

	2001	2000

Mutual Funds	$(7,682,975)	$(9,820,212)
Common Stock — The Ryland Group, Inc.	5,664,764	—
Preferred Stock — The Ryland Group, Inc.	1,347,510	2,285,541

	$(670,701)	$(7,534,671)

     Investments that represent five percent or more of the Plan’s net assets at December 31, 2001 and 2000 are as follows:

	2001	2000

Vanguard 500 Index Fund	$11,824,936	$11,228,738
Vanguard Explorer Fund	14,267,163	13,579,565
Vanguard Total Bond Market Index	5,332,044	*
Vanguard U.S. Growth Fund	12,176,351	15,744,542
Vanguard Wellington Fund	10,920,244	9,410,916
Vanguard Windsor II Fund	4,262,751	*
Vanguard Retirement Savings Trust	6,835,795	4,640,449
Common Stock — The Ryland Group, Inc.	14,917,204	*
Preferred Stock — The Ryland Group, Inc.	—	12,796,402

*	Investment balance was less than 5% of the Plan’s net assets.

The maximum accounting loss the Plan would incur if parties to the financial instruments failed to perform would be the fair value of the investments as stated on the statement of net assets available for benefits. None of the investments are secured by collateral.

The Plan’s concentrations of credit risk and market risk are dictated by the Plan’s provisions as well as those of ERISA and the participants’ investment preference. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of these investments, it is at least reasonably possible that changes in risks in the near term would materially affect participant account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

NOTE F: INCOME TAX STATUS

The Internal Revenue Service ruled (August 13, 1996) that the Plan qualifies under Section 401(a) of the Internal Revenue Code (IRC) and is, therefore, not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The plan sponsor has indicated that it will take the necessary steps, if any, to maintain the Plan’s qualified status. Subsequent amendments have been structured to, and are intended to, maintain the Plan’s tax qualified status.

THE RYLAND GROUP, INC. RETIREMENT SAVINGS OPPORTUNITY PLAN
EIN: 52-0849948 PLAN: 003

Schedule H, Line 4i
Schedule of Assets (Held at End of Year)

DECEMBER 31, 2001

		Description of Investment,
		Including Maturity Date,
	Identity of Issue, Borrower,	Rate of Interest, Par or		Current
	Lessor or Similar Party	Maturity Value	Cost	Value

*	Vanguard 500 Index Fund	Registered Investment Co	$12,608,588	$11,824,936

*	Vanguard Explorer Fund	Registered Investment Co	13,960,458	14,267,163

*	Vanguard Ext Mkt Idx Fund	Registered Investment Co	1,502,590	1,202,545

*	Vanguard Int’l Growth Fund	Registered Investment Co	1,830,973	1,486,443

*	Vanguard PRIMECAP Fund	Registered Investment Co	710,027	735,478

*	Vanguard Ttl Bond Mkt Idx	Registered Investment Co	5,292,974	5,332,044

*	Vanguard U.S. Growth Fund	Registered Investment Co	19,433,174	12,176,351

*	Vanguard Wellington Fund	Registered Investment Co	11,529,763	10,920,244

*	Vanguard Windsor II Fund	Registered Investment Co	4,559,173	4,262,751

*	Vanguard Retire Svs Trust	Common/Collective Trust	6,835,795	6,835,795

*	The Ryland Group, Inc.	Common Stock	5,669,934	14,917,204

*	Participant Loans	High — 10.50%	—	1,224,981
		Low — 6.00%

*	Indicates party in-interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the plan) have duly caused this report to be signed by the undersigned, thereunto duly authorized.

THE RYLAND GROUP, INC. RETIREMENT SAVINGS OPPORTUNITY PLAN

By:

/s/ Gordon A. Milne Gordon A. Milne Senior Vice President, Chief Financial Officer	June 24, 2002

/s/ David L. Fristoe David L. Fristoe Senior Vice President, Controller and Chief Accounting Officer	June 24, 2002

INDEX OF EXHIBITS

Page Of
Sequentially
Numbered Pages

23	Consent of Ernst & Young, LLP, Independent Auditors	11